

October 6, 2021

Daniel S. Tucker
Chief Financial Officer
The Southern Company
30 Ivan Allen Jr. Boulevard N.W.
Atlanta, GA 30308

> **Re: The Southern Company**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 18, 2021**
> **Response dated August 23, 2021**
> **File No. 001-03526**

Dear Mr. Tucker:

We have reviewed your August 23, 2021 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2021 letter.

Form 10-K for the Year Ended December 31, 2020

Item 7. Combined Management's Discussion and Analysis of Financial Condition and Results of Operations
Southern Company Gas
Performance and Non-GAAP Measures, page II-36

1.  We note your response to prior comment 1 indicates that you continue to view operating income as the most directly comparable GAAP measure for reconciliation of your non-GAAP measure, adjusted operating margin. Although we understand that you do not report gross profit in your financial statements, we continue to believe that gross profit as defined in GAAP represents the most comparable GAAP measure that should be identified and used in your reconciliation to comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K. Accordingly, please revise your presentation to

reconcile adjusted operating margin to a fully loaded gross profit as defined in GAAP.

 You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation